Annual and Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD.

Date: May 25, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

	For	Against	Abstain
1. To appoint Somekh Chaikin as the Company's independent registered public accounting firm for the year ending December 31, 2021, and until the next annual general meeting, and to authorize the Company's Board of Directors to determine their compensation.	☐	☐	☐
2. To re-appoint Mr. Amit Dror and Mr. Roni Kleinfeld as Class I directors of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election or until they cease to serve in their office in accordance with the provisions of the Company's Amended and Restated Articles of Association or any law, whichever is the earlier.	☐	☐	☐
3. To authorize Yoav Stern to serve as both the Company's Chairman of the Board of Directors and Chief Executive Officer for a three-year term following the date of the Meeting.	☐	☐	☐

3a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in Proposal No. 3?*

A "controlling shareholder" is any shareholder that can direct the Company's activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the "means of control" of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. "Means of control" is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

"Personal interest" is defined under the Israeli Companies Law as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder's spouse, siblings, parents, grandparents, descendants, and spouse's descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

* If you do not indicate a response YES for this item 3a, your shares will not be voted for Proposal No. 3.

	Yes	No
I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3	☐	☐

	For	Against	Abstain
4. To grant Mr. Simon Anthony-Fried, Mr. Amit Dror, Mr. Yaron Eitan, Mr. Roni Kleinfeld, Mr. Christopher Moran, Dr. Eli David, Ms. Nira Poran and Mr. Oded Gera, options to purchase Ordinary Shares, as set forth in the Proxy Statement.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here   Please Date Above

Please Sign Here   Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of Shareholders of NANO DIMENSION LTD. to be Held on May 25, 2021 for Holders as of April 26, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on May 20, 2021.

To view all Annual General Meeting related materials, please visit:

http://investors.nano-di.com/events-and-presentations

PROXY TABULATOR FOR

NANO DIMENSION LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

NANO DIMENSION LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on May 20, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Nano Dimension Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **April 26, 2021** at the **Annual and Extraordinary General Meeting of the Shareholders** of Nano Dimension Ltd. to be held on **May 25, 2021** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the Proxy Statement.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
NANO DIMENSION LTD.
P.O. Box 8016
CARY, NC 27512-9903